DRIFTWOOD VENTURES, INC
                             707 7th Avenue, Suite 5
                        New Westminster, British Columbia
                                 Canada V3M 2J2


December 23, 2005

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 0305

Attention:   Janice McGuirk

Dear Sirs:

Re:      Driftwood Ventures, Inc.  Form SB-2 - File No. 333-124829

Further to your September 21, 2005 comment letter regarding our registration statement on Form SB-2, we provide the following responses:

General
-------
1. We note the references to "the property." It appears that the company's only right to the property consists of mineral claims. Please revise throughout the registration statement to clarify that this "property" is simply mineral claims.

         We have removed the references to "property" so that there is no confusion as to our interest in the Silver Creek claims.

2.       Insert a  small-scale  map showing the  location and access to your property. Note that SEC's EDGAR program now accepts digital maps, so please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual or contact Filer Support at 202-551-8900. Otherwise, provide the map to the staff for our review.

         We have filed a claim location map as an exhibit to our amended registration statement.

Prospectus Cover Page
---------------------
3. Please disclose here and in the Summary and elsewhere as appropriate that the shares will be sold at a fixed price of $0.10 per share until the shares are listed on the OTC Bulletin Board.

         We have disclosed that the shares will be sold at a fixed price of $0.10 per share throughout the prospectus.

Summary
-------

4. With respect to the staff's previous comment #6 in its letter dated June 16, 2005, and counsel's supplemental response in its letter dated August 12, 2005, it is requested that disclosure be added to clarify how Ms. Tan and Mr. Chan met. We note that Mr. Chan was employed by Cambridge House International, Inc. and that Ms. Tan "is known to our president...through his employment..."

         We have disclosed the following:

         "Our president, Mr. Chan is employed with Cambridge House International, Inc., a corporation that sponsors and organizes industry seminars, including mining and mineral exploration events. Ms. Tan, a mineral property vendor, is known to Mr. Chan as a participant in these seminars."

5. We note your supplemental response #7 and hereby reiterate our previous comment #7. In this regard, please identify the prior owner of the property from which Ms. Tan purchased said property and disclose the price she paid for the property.

         Our search of mineral property title records shows that Mr. Laurie Stephenson was the former owner of the property. The amount that Ms. Tan paid Mr. Stephenson for the mineral claim is not of public record.

6. Please add your supplemental response #8 to the final paragraph preceding "The Offering" in the Summary section.

         We have added the noted sentence.

Summary Financial Information
-----------------------------
7.       Please update this summary information.

         We have updated the summary financial information to September 30, 2005.

Risk Factors, page 6
--------------------

8.       In risk factor one, we note the statement that "[o]ur  business plan calls for significant  expenses in connection with the exploration of the Silver Creek Property....we will require additional financing in order to determine whether the property contains economic mineralization and to cover our anticipated administrative costs." In the "Plan of Operations" section, please explain these milestones and expenses. Further, we note the statement that "[a]ny sale of share capital will result in dilution to existing shareholders." Please move this disclosure to a separate risk factor.

         We have added a separate risk factor to address the risk associated with dilution.

         We have also added the following disclosure in our "Plan of Operations" section:

         "Even after completing the phase two exploration program, we will have to spend funds on further exploration before we will know if we have a commercially viable mineral deposit. We are unable to determine exactly what this exploration will consist of until the second phase of exploration is complete, but we expect it will include several drilling programs, as well as engineering studies to determine the feasibility of operating a mine on the property."

9. In risk factor two, we note the statement that "[w]e have only recently commenced exploration." Please reconcile this statement with the disclosure in the summary that "[t]o date, we have not conducted any exploration.

         We have revised our "Summary" section to indicate that we have commenced exploration on the Silver Creek claims.

10. In risk factor eight under the subheading "Because our president has other business interests, he may not be able to or willing to devote a sufficient amount of time...," please include the amount of hours per week the president will spend on the company's affairs.

         We have disclosed the number of hours per week that Steven Chan will spend on the company's affairs.

11.      Please  include an  additional risk factor in regards to the company's
         management   lacking  the   qualifications, expertise and experience in
         mining exploration or operations.

         We have inserted the following risk factor:

         "BECAUSE MANAGEMENT HAS NO TECHNICAL EXPERIENCE IN MINERAL EXPLORATION, OUR BUSINESS HAS A HIGHER RISK OF FAILURE.

         Neither of our directors has any technical training in the field of geology and specifically in the areas of exploring for, starting and operating a mine. As a result, we may not be able to recognize and take advantage of potential acquisition and exploration opportunities in the sector. As well, with no direct training or experience, our management may not be fully aware of the specific requirements related to working in this industry. Their decisions and choices may not be well thought out and our operations, earnings and ultimate financial success may suffer irreparable harm as a result."

Directors, Executive Officers, Promoters and Control Persons, page 15
---------------------------------------------------------------------

12. Please include the business experience of Steven Chan during the past five years. See Item 401(a)(3) of Regulation S-B.

         We have disclosed that from January 1998 to April 2001, he acted as a corporate consultant for Big Bar Gold Corporation, a Canadian reporting company involved in mineral property exploration. In this role, Mr. Chan introduced the company to potential investors and identified potential asset acquisitions for management consideration.

13. Please describe in more detail the business nature of Cambridge House International Inc.

         We have disclosed that Cambridge House secures conference center locations for business sector exhibitions and then sells convention floor space to exhibitors.

14. Please the number of hours per week that each officer will spend on the company's affairs.

         We have disclosed the number of hours per week that each officer will spend on our affairs.

Organization Within Last Five Years, page 19
--------------------------------------------

15. Please describe the development of the company during the last three years. See Item 101(a) of Regulation S-B.

         We have provided a description of the development of the company since incorporation on February 13, 2003.

Description of Business
-----------------------
In General, page 19
-------------------
1. We note the statement in the first paragraph on page 20 that "[w]e have not yet commenced the initial phase of exploration on the Silver Creek property." Please reconcile this statement with the disclosure in the second paragraph that "[h]e has completed phase one program..." Also describe in detail the steps involved in the phase one program or the initial phase.

         We have clarified that we have completed the first phase of exploration on the Silver Creek property. We have also described the phase one program as follows:

         "The first phase of exploration consisted of detailed geological mapping and sampling. Geological mapping involves plotting previous exploration data relating to a claim on a map in order to determine the best claim locations to conduct subsequent exploration work.

         Sampling involves the gathering of rock and soil from claim areas with the most potential to host economically significant mineralization. All samples gathered will be sent to a laboratory where they are crushed and analysed for metal content."

16. We note the statement that "[h]e...is awaiting results from the processing of samples that were gathered during the program." Please explain when and what samples were taken, the processing of samples and its significance, and when the company expects to receive the results.

         Mr. Stephenson is preparing a summary and interpretation of the results from the sampling program, which we expect to receive in January 2006.

17. Please disclose any affiliation between Messrs. Lawerence Stephenson and MacDonald.

         We have disclosed that there is no affiliation between Messrs. Stephenson and Macdonald.

18. We note the statement that "we will make a decision as to whether or not we proceed with each successive phase based upon the analysis of the results of that program." Please describe when the company expects to make the determination in regards to the completion of phase one program.

         The company intends to proceed with the phase two exploration program.

19. We note the statement that "[o]ur directors will make this decision based upon the recommendations of the independent geologist...who oversee the program..." Please disclose who the independent geologist is for phase one and when the company expects the geologist to review the results and make the recommendations.

         We have disclosed that Mr. Stephenson was the independent geologist for phase one and has recommended that we proceed with phase two.

Mineral Property Purchase and Sale Agreement, page 20
-----------------------------------------------------
20. Please describe the amount of funding spent by the company to date in exploration work.

         We have spent a total of $3,400 in exploration on the Silver Creek claim to date.

Conclusions, page 22
--------------------

21. With respect to our previous comment #25, please ensure that the geological report is provided supplementally. We have comments upon receipt and review of that report.

         We enclose a copy of the geological report respecting the Silver Creek claims.

22.      Please  add your  supplemental  response  to comment  28 to this section in regards to Mr. Stephenson conducting the phase one exploration program without the aid of a geological technician.

         We  have  indicated  that  Mr.  Stephenson   conducted  the  phase  one
         exploration program without the aid of a geological technician.

Reports to Security Holders, page 24
------------------------------------
23. Please update the address of the SEC which is 100F Street, N.E. Room 1580 Washington, DC 20549.

         We have updated the SEC's address in this section.

Plan of Operations, page 24
---------------------------
24.      Please  describe the  company's  plan of operation for the next twelve months as required by Item 303(a) of Regulation S-B. Provide details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding. Also include those milestones which do not require funding. See Item 303(a)(1) of Regulation S-B.

         We have disclosed the following:

         "Following completion of the phase two exploration program, we intend to conduct a phase three program. We intend to commence this program in the summer of 2006 and expect that it will take approximately two months to complete. We are unable to determine exactly what this exploration will consist of until the second phase of exploration is complete, but we expect it will include a drilling component and will cost between $50,000 to $100,000 dollars. Drilling involves extracting a long cylinder of rock from the ground to determine amounts of metals at different depths. Pieces of the rock obtained, known as drill core, are analysed for mineral content.

         If warranted, the phase three program will be followed by a phase four program consisting of more drilling to delineate the extent of mineralization discovered underground based on results from drilling in phase three. This program will likely cost approximately $200,000 to $300,000. We intend to commence this program in the autumn of 2006 and expect that it will take approximately two months to complete.

         Even after completing the phase two exploration program, we will have to spend funds on further exploration before we will know if we have a commercially viable mineral deposit. We are unable to determine exactly what this exploration will consist of until the second phase of exploration is complete, but we expect it will include several drilling programs, as well as engineering studies to determine the feasibility of operating a mine on the property.

         In the next 12 months, we also anticipate spending an additional $15,000 on professional fees and administrative expenses, including fees payable in connection with the filing of this registration statement and complying with reporting obligations.

         Total expenditures over the next 12 months are therefore expected to be $420,000. As of December o, we have cash on hand of $o. This amount will cover the costs of the phase two exploration program, as well as some of anticipated administrative expenses.

         We will require additional funding in order to most of our anticipated administrative expenses and to proceed with additional recommended exploration work on the claim beyond the phase two program. We anticipate that additional funding will be required in the form of equity financing from the sale of our common stock. However, we cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common stock to fund the second phase of the exploration program. We believe that debt financing will not be an alternative for funding the complete exploration program. We do not have any arrangements in place for any future equity financing.

         If we cannot arrange financing on a timely basis, we may have to delay proposed exploration programs. Alternatively, we may consider developing the Silver Creek claim on a joint venture basis. This means that we would transfer a portion of our 100% interest in the claim to a third party in exchange for them conducting a certain amount of exploration on the claim. However, we do not have any arrangement in this regard."

25. Please describe the milestones and day to day operations that will be carried out by management.

         Our management will be responsible for retaining qualified personnel to conduct exploration on the Silver Creek claim and arranging for the lease of any required equipment for each phase of exploration. They will also be responsible for attempting to secure additional financing for us.

26. Please clearly indicate whether the additional $15,000 for professional fees and administrative expenses is solely for paying expenses in connection with the filing of the registration statement.

         We have indicated that the additional $15,000 for professional fees and administrative expenses includes remaining expenses in connection with the filing of the registration statement, as well as those anticipated in order to comply with reporting obligations.

27. We note the statement that the "[t]otal expenditures over the next 12 months are therefore expected to be $20,000." We also note that the company had cash of only $16,748 as of March 31, 2005. Please disclose the cash on hand as of the most recent practicable date. Also describe the company's plan to pay for its expenses over the next 12 months and any specific plan to raise capital.

         We have disclosed our cash on hand as of the filing date and have provided our plan to raise capital and pay for anticipated expenses over the next 12 months.

28. We note that the company is not raising any capital in this offering. In light of the expenses of this registration statement and the company's lack of funding for its exploration program, please explain why the company is pursuing this registration statement.

         We are pursuing this registration statement with a view to becoming a publicly trading company in order to access capital. We believe that we will be better able to attract equity investment on acceptable terms if we are a reporting, publicly traded company.

29. We note the statement on page 25 "[h]owever, we cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common stock to fund the second phase of the exploration program." Please reconcile this statement with the disclosure on page 24 that "[w]e anticipate commencing the phase two program in the fall of 2005 and completing it within one month of commencement." You disclose that the cost of phase two exploration to be approximately $5,000. It would appear that the company should be nearing completion of phase two exploration and should have sufficient cash to pay for the expense according to the March 31, 2005 financial statements. Please advise or revise.

         We have revised our disclosure in this section to indicate that we will need to raise additional capital in order to proceed with subsequent exploration. Our cash on hand will cover anticipated phase two exploration expenditures.

30. Please describe when the company expects to begin phase two exploration or if it has already begun phase two.

         We have disclosed that we intend to commence the phase two exploration program in the spring of 2006.

Financial Statements
--------------------
Report of Independent Registered Public Accounting Firm
-------------------------------------------------------
31. Please explain the operating expenses of $17,373 and describe the professional fees of $6,259.

         We have updated our disclosure to indicate that we incurred operating expenses of $34,085 from our incorporation on February 13, 2003 to September 30, 2005 that were comprised of mineral claim costs of $10,400, professional fees of $14,088, donated services and rent of $7,700, organization costs of $420 and office and sundry costs of $1,477. The professional fees consist of audit, accounting and legal fees that we have incurred.

32.      Please explain the donated services and rent of $3,500.

         Donated services and rent consist of the value of management services and office space that our president, Steven Chan, provides to us free of charge.

Description of Property, page 25
--------------------------------
33. Please describe the company's office in New Westminster, British Columbia. See Item 102(a) of Regulation S-B.

         We have disclosed that our president, Steven Chan, provides office space located in New Westminster, British Columbia to us free of charge.

Certain Relationships and Related Transactions, page 25
-------------------------------------------------------
34. Please describe whether the loan agreement between the company and Keith Smith is in writing.

         The loan agreement between us and Keith Smith is verbal.

Financial Statements
--------------------
35.      Please include the audited  financial  statements for the year ended
         December 31, 2004 in the registration   statement.  Please refer to the
         guidance in Item 310(a) of Regulation S-B.

         We have included audited financial statements for the year ended December 31, 2004, as well as interim financial statements for the period ended September 30, 2005 with our amended registration statement.

General
-------
36.      Please  note  the  updating   requirements  for  the  financial
         statements as set forth in Item 310(g) of Regulation S-B and provide a current consent of the independent accountant in the amendment.

         We have included updated financial statements and a current consent from the independent account with our amendment.

Part II
-------
Recent Sales of Unregistered, page 31
-------------------------------------
37. Please add your supplemental response #35 to this section with respect to the reason for the increase in the price of the company's stock from $0.01 per share to $0.10 per share.

         We have included our prior response in this section.

Exhibits
--------
38. Please include as exhibits all title transfer documents relating to the mineral claim.

         We do not have any title transfer documents relating to the mineral claim. The vendor of the claim holds the claims in trust for us.

39. We note in the Exhibit Index that the legal opinion is "to be provided prior to effective date." Please file the legal opinion in the next amendment. There may be comments upon reviewing the opinion.

         We have filed the legal opinion as an exhibit to our amended registration statement.

         Yours truly,

         /s/ Steven Chan

         Driftwood Ventures, Inc.
         Steven Chan, President